FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 30th, 2005 announcing that Registrant has nominated Dr. Leora Meridor as external director by special meeting of shareholders, and has approved nomination of Mr. Amiram Levinberg as CEO and that all other issues announced in proxy statement were approved by shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 30,2005

Gilat Announces Dr. Leora Meridor to Serve as External Director
on the Company’s Board of Directors

Election took place today at the Company’s Special Meeting of Shareholders

Petah Tikva, Israel, August 30, 2005 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that Dr. Leora Meridor was elected to serve as an external director by the Company’s special meeting of shareholders. Dr. Meridor will serve in this position for a term of three years and until her respective successor is duly elected and qualified.

Dr. Leora (Rubin) Meridor has served as the chair of the board of Bezeq International since January 2001. She also currently serves as a board member of Teva Pharmaceutical Industries Ltd. and is chair of the board of Walla Comm. Ltd. since February 2001. Between 2001 and 2004, Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. Between 1996 and 2000 Dr. Meridor served as Senior Vice President, Head of Credit & Risk Mgmt. Div. of the First International Bank. From 1992 to 1996 Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics.

The shareholders meeting also approved the nomination of Mr. Amiram Levinberg, Chairman of the board of directors, to serve, as the Company’s Chief Executive Officer, as is required by the Israel Companies Law. All other issues announced in the proxy statement of August 30 2005, were approved by the shareholders at the special meeting.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:

Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat Media Contact:
Hanita Rosenthal, Director of Corporate Marketing

Tel: +(972)3-925-2408; hanitar@gilat.com